NOTICE DECLARING INTENTION
TO BE QUALIFIED UNDER
NATIONAL INSTRUMENT 44-101
SHORT FORM PROSPECTUS DISTRIBUTIONS (“NI 44-101”)

March 27, 2017

TO:	British Columbia Securities Commission, as notice regulator

AND TO:	Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Service Newfoundland and Labrador
The Office of the Superintendent Securities, Consumer, Corporate and Insurance Services
Division, Office of the Attorney General (Prince Edward Island)
Office of the Superintendent of Securities (Northwest Territories)
Office of the Yukon Superintendent of Securities
Nunavut Securities Office

Trilogy International Partners Inc. (the “Issuer”) intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer’s intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

TRILOGY INTERNATIONAL PARTNERS INC.

By:
Name: Scott Morris
Title: Senior Vice President, General Counsel and Corporate Secretary